SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON D.C. 20549

                              FORM 12b-25

                      NOTIFICATION OF LATE FILING

                   Commission File Number  000-22785

(Check One):

[   ] Form 10-K and Form 10-KSB   [   ] Form 11-K
[   ] Form 20-F  [ X ] Form 10-Q and Form 10-QSB  [   ] Form N-SAR

For Period Ended:         JUNE 30, 2001

[   ] Transition Report on Form 10-K and Form 10-KSB

[   ] Transition Report on Form 20-F

[   ] Transition Report on Form 11-K

[   ] Transition Report on Form 10-Q and Form 10-QSB

[   ] Transition Report on Form N-SAR

For the Transition Period Ended:

_____________________________________________________________________________

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                PART I - REGISTRANT INFORMATION

                 AMERICAN CAREER CENTERS, INC.
                     (Name of Registrant)

Former Name if Applicable:
_____________________________________________________________________________

                13618 North 99th Ave., Suite 801
   (Address of Principal Executive Office (street and number))

                  Sun City, Arizona   85351
                  (City, State and Zip Code)


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(X) a. The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(  )     b. The subject annual report, semi-annual report, transition report on Form 10-K, Form 10-KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, Form 10-QSB or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(  )     c. The accountant's statement or other exhibit required by Rule 12b-
25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 10- Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period:

AMERICAN CAREER CENTERS, INC. is requesting this extension because we are awaiting information from our auditors who require additional time to make an accurate account. This information is required for the completion of certain portions of the report 10-QSB.

We thank you in advance.

                 By: /s/ Ronald Mears
                         -------------------------------
                         Ronald Mears, President and CEO

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this information:

                          Ronald Mears
                             (Name)

                         602-758-9250
                  (Area Code and Phone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

( X ) Yes
(   ) No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

(   ) Yes
( X ) No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                    AMERICAN CAREER CENTERS, INC.
            (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 14, 2001       By: /s/ Ronald Mears
                                    -------------------------------
                                    Ronald Mears, President and CEO